UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                        --------------------------------


                                    FORM 11-K


                     ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 1997


       Commission File Number 33-89818, 33-96568, 333-08041 and 333-57107

                         CLUBCORP STOCK INVESTMENT PLAN
                            (Full title of the plan)


                         CLUB CORPORATION INTERNATIONAL
       (Exact name of issuer of the securities held pursuant to the plan)


                      3030 LBJ FREEWAY, DALLAS, TEXAS 75234
                     (Address of principal executive office)


                                 (972) 243-6191
                (Issuer's telephone number; including area code)

                         CLUBCORP STOCK INVESTMENT PLAN

                       INDEX TO ANNUAL REPORT ON FORM 11-K

(a)     Financial Statements

     Description
     -----------

     Independent Auditors' Report

     Statements of Net Assets Available for Benefits as of
       December 31, 1997 and 1996

     Statements of Changes in Net Assets Available for Benefits for the Years
       Ended December 31, 1997 and 1996

     Notes to Financial Statements

     Item 27(a )- Schedule of Assets Held for Investment Purposes as of December 31, 1997

(b)  Signatures

(c)  Exhibit 23.1 - Consent of KPMG Peat Marwick LLP

                          INDEPENDENT AUDITORS' REPORT
                          ----------------------------


The Board of Trustees
ClubCorp Stock Investment Plan:


We have audited the accompanying statements of net assets available for benefits of ClubCorp Stock Investment Plan as of December 31, 1997 and 1996, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of ClubCorp Stock Investment Plan as of December 31, 1997 and 1996, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 1997, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                           KPMG Peat Marwick LLP

Dallas, Texas
May 29, 1998


                            CLUBCORP STOCK INVESTMENT PLAN

                    Statements of Net Assets Available for Benefits

                              December 31, 1997 and 1996



                                                                  1997         1996
                                                               -----------  ----------
Assets:
  Club Corporation International common stock, at fair value
   (note 2)                                                    $53,652,313  43,233,147
  Short-term investments, at fair value (note 2)                   404,874   1,297,887
  Cash                                                             319,291     230,012
  Receivables (note 3):
    Employer contributions                                       1,774,078   1,719,446
    Employee contributions                                         127,501      16,624
                                                               -----------  ----------
                                                                 1,901,579   1,736,070
                                                               -----------  ----------
        Total assets                                            56,278,057  46,497,116
                                                               -----------  ----------

Liabilities - miscellaneous payables                                 8,625      42,581
                                                               -----------  ----------
        Net assets available for benefits                      $56,269,432  46,454,535
                                                               ===========  ==========



See accompanying notes to financial statements.


                          CLUBCORP STOCK INVESTMENT PLAN

            Statements of Changes in Net Assets Available for Benefits

                      Years ended December 31, 1997 and 1996



                                                             1997         1996
                                                          -----------  ----------
Additions to net assets attributed to:
  Employer contributions                                  $ 2,466,900   2,386,159
  Employee contributions                                    5,321,242   5,092,569
  Net appreciation in fair value of investments -
    Club Corporation International common stock (note 2)    8,194,188   7,265,487
  Investment income                                            85,758      81,408
                                                          -----------  ----------
                                                           16,068,088  14,825,623

Deductions from net assets attributed to:
  Benefits paid and withdrawals                             6,102,748   5,772,875
  Administrative expenses                                     150,443     123,013
                                                          -----------  ----------
                                                            6,253,191   5,895,888
                                                          -----------  ----------
        Net increase in net assets
           available for benefits                           9,814,897   8,929,735

Net assets available for benefits:
  Beginning of year                                        46,454,535  37,524,800
                                                          -----------  ----------
  End of year                                             $56,269,432  46,454,535
                                                          ===========  ==========


See accompanying notes to financial statements.

                         CLUBCORP STOCK INVESTMENT PLAN

                          Notes to Financial Statements

                           December 31. 1997 and 1996


(1)  General
     -------

     The ClubCorp Stock Investment Plan (Plan) is a defined contribution plan covering all employees of Club Corporation International's participating subsidiaries (ClubCorp) who have completed one year of service and worked at least l,000 hours during their eligibility year of service. The sponsoring Employer of the Plan is ClubCorp. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Participants should refer to the Plan document for more complete information.

(a)  Basis  of  Presentation
     -----------------------

     The accompanying financial statements have been prepared on an accrual basis.

(b)  Contributions
     -------------

     Participating  employees may elect to contribute up to 6% of their eligible
compensation  to  the  Plan.    The  Employer  matches  20%  of  the  employee
contributions and may, at its discretion, match up to an additional 30% of employee contributions. For the years ended December 31, 1997 and 1996, ClubCorp made discretionary contributions of approximately $1,430,000 and $1,374,000, respectively.

     The maximum amount which may be added to any participant's account in any year is the lesser of $30,000 or 25% of their compensation for that year for all
ClubCorp  defined  contribution  plans.    This  maximum  amount  includes  the
participant's  share  of  ClubCorp's  contributions.

(c)  Participant  Accounts
     ---------------------

     Each participant's account is credited with the allocation of ClubCorp's contributions based on the participant's contributions to the Plan. Earnings and losses from investments are allocated to the participants' accounts based on their individual quarter-end balances. Forfeitures of terminated participants' nonvested accounts are used to cover direct administrative expenses of the Plan (see note l(f)).

(d)  Vesting
     -------

     Participants are gradually vested in ClubCorp's contributions as determined by years of continuous service based on one hour of service for each Plan year. Full vesting is attained after seven years of credited service. Participants are always 100% vested in the account value of their voluntary contributions and earnings thereon.

(e)  Payment  of  Benefits
     ---------------------

     Benefits are paid to participants upon retirement, permanent disability, termination, or to beneficiaries upon death of the participant. The participant or beneficiary may elect, subject to the terms of the Plan, to receive his or her benefits in a lump sum cash distribution, in installments over a fixed period, or through transfer to another retirement plan in an amount equal to the value of the participant's account.

(f)  Administrative  Expenses
     ------------------------

     Forfeitures are used by the Plan to pay direct administrative expenses which amounted to $150,443 and $123,013 in 1997 and 1996, respectively. Indirect expenses and any direct expenses not covered by forfeitures are paid by the sponsoring Employer. Indirect administrative expenses of $301,755 and $327,511 were paid by ClubCorp on behalf of the Plan in 1997 and 1996, respectively.

(g)  Plan  Termination
     -----------------

     Although it has not expressed any intent to do so, ClubCorp has the right to terminate the Plan at any time subject to the provisions of ERISA. If the Plan were to terminate, participants would automatically become fully vested regardless of years of service and the net Plan assets would be distributed to Plan participants based on each participant's account balance.

(h)  Form  5500  Reconciliation
     --------------------------

     The net assets available for benefits recorded in the Plan's Form 5500 as of December 31, 1997 and 1996 are less than the corresponding amounts reported in the accompanying financial statements by $906,617 and $577,306, respectively. These differences relate to benefits payable at year-end for terminations.

(i)  Use  of  Estimates
     ------------------

     The  preparation  of  financial  statements  in  conformity  with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the
reporting  period.    Actual  results  could  differ  from  those  estimates.


(2)  Investments
     -----------

     The following table presents the fair value of investments at December 31, 1997 and 1996.


                                         1997                    1996
                                 ----------------------  ----------------------
                                  Units/       Fair       Units/       Fair
                                  shares       value      shares       value
                                 ---------  -----------  ---------  -----------
Investment at estimated fair
   value - Club Corporation
  International common stock     3,775,673  $53,652,313  3,590,793  $43,233,147

Investments at quoted market
  value - Dreyfus Institutional
 Government Money
 Market Fund                       404,874      404,874  1,297,887    1,297,887
                                            -----------             -----------
        Total investments                   $54,057,187             $44,531,034
                                            ===========             ===========



     If available, quoted market prices are used to value investments of the Plan. Because there is no public market for the common stock of ClubCorp, its fair value is based upon a Formula Price which is determined quarterly by ClubCorp using a formula based on certain financial measures. The Trustees of the Plan have retained a Financial Advisor to perform an independent appraisal of ClubCorp four times each year following delivery of the ClubCorp's quarterly financial statements. Based upon such appraisals, the Financial Advisor confirms that the Formula Price falls within the range of fair market value of the common stock. During the years ended December 31, 1997 and 1996, purchases of common stock made by the Plan were from two individual shareholders and ClubCorp.


(3)  Employer  and  Employee  Contributions  Receivable
     --------------------------------------------------

     Matching contributions are allocated to employees' accounts at the end of each quarter; therefore, the accompanying financial statements reflect a receivable for the fourth quarter's Employer match credited to employees' accounts but not received at December 31, 1997 and 1996. At December 31, 1997 and 1996, Employer contributions receivable includes the Employer discretionary contribution of approximately $1,430,000 and $1,374,000, respectively (see note 1(b)).


(4)  Federal  Income  Taxes
     ----------------------

     The Plan obtained its latest tax determination letter on May 29, 1998, in which the Internal Revenue Service stated that the Plan was in compliance with the applicable requirements of the Internal Revenue Code (IRC). The Plan administrator believes that the Plan is currently being operated in compliance with the applicable requirements of the IRC.


(5)  Financial  Instruments
     ----------------------

The carrying values of financial instruments such as cash, receivables and liabilities approximate their fair values because of the nature and short maturity of these instruments. Club Corporation International common stock and short-term investments are carried at fair value.

Schedule 1
----------


                           CLUBCORP STOCK INVESTMENT PLAN

            Item 27(a) - Schedule of Assets Held for Investment Purposes
                               as of December 31, 1997



                                                                           Current
Identity of issue                 Description of investment     Cost        value
--------------------------------  -------------------------  -----------  ----------
Common stock - Club                        3,775,673 shares  $24,424,393  53,652,313
  Corporation International*

Short-term investments - Dreyfus
  Institutional Government Money
 Market Fund                                  404,874 units      404,874     404,874



*Party-in-interest


See accompanying independent auditors' report.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                             CLUBCORP STOCK INVESTMENT PLAN

                             CLUB CORPORATION INTERNATIONAL
                             Plan Administrator

Date:  June 24, 1998         By:  /s/ James P. McCoy, Jr.
--------------------         -------------------------------
                             James P. McCoy, Jr.
                             Chief Financial Officer
                             and Executive Vice President
                             (chief accounting officer)